FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER31, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S
		Amount	%	Amount	%
s01	TOTAL ASSETS	174,300,738	100	132,895,486	100

s02	CURRENT ASSETS	38,184,303	22	35,454,723	27
s03	CASH AND SHORT-TERM INVESTMENTS	10,699,224	6	7,510,575	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	19,157,880	11	16,425,450	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,305,042	3	6,012,993	5
s06	INVENTORIES	675,859	0	1,977,136	1
s07	OTHER CURRENT ASSETS	2,346,298	1	3,528,569	3
s08	LONG - TERM	9,519,246	5	5,714,639	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	9,517,003	5	5,712,877	4
s11	OTHER INVESTMENTS	2,243	0	1,762	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	80,123,766	46	58,634,225	44
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	211,462,978	121	153,218,315	115
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	137,517,337	79	100,548,419	76
s17	CONSTRUCTIONS IN PROGRESS	6,178,125	4	5,964,329	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	36,203,371	21	22,689,961	17
s19	OTHER ASSETS	10,270,052	6	10,401,938	8

s20	TOTAL LIABILITIES	74,815,765	100	52,770,236	100

s21	CURRENT LIABILITIES	43,431,080	58	37,337,854	71
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	7,667,266	10	9,227,645	17
s24	STOCK MARKET LOANS	5,000,000	7	5,500,000	10
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	468,842	1	833,487	2
s26	OTHER CURRENT LIABILITIES	30,294,972	40	21,776,722	41
s27	LONG - TERM LIABILITIES	21,310,434	28	10,894,623	21
s28	BANK LOANS	11,310,434	15	10,894,623	21
s29	STOCK MARKET LOANS	10,000,000	13	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	10,074,251	13	4,537,759	9

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	99,484,973	100	80,125,250	100

s34	NON-CONTROLLING INTEREST	3,748,805	4	2,329,458	3
s35	CONTROLLING INTEREST	95,736,168	96	77,795,792	97
s36	CONTRIBUTED CAPITAL	55,015,542	55	55,210,710	69
s79	CAPITAL STOCK (NOMINAL)	16,977,642	17	17,429,100	22
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	38	37,781,610	47
s41	CAPITAL INCREASE (DECREASE)	40,720,626	41	22,585,082	28
s42	RETAINED EARNINGS AND CAPITAL RESERVE	20,320,109	20	8,832,992	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	20,400,517	21	13,752,090	17
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,699,224	100	7,510,575	100
s46	CASH	1,306,458	12	1,654,134	22
s47	SHORT-TERM INVESTMENTS	9,392,766	88	5,856,441	78

s07	OTHER CURRENT ASSETS	2,346,298	100	3,528,569	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	1,025,013	29
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,346,298	100	2,503,556	71

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	36,203,371	100	22,689,961	100
s48	AMORTIZED OR REDEEMED EXPENSES	12,510,785	35	4,681,148	21
s49	GOODWILL	21,646,799	60	16,485,792	73
s51	OTHERS	2,045,787	6	1,523,021	7

s19	OTHER ASSETS	10,270,052	100	10,401,938	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,098,449	59	6,378,276	61
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,171,603	41	4,023,662	39

s21	CURRENT LIABILITIES	43,431,080	100	37,337,854	100
s52	FOREIGN CURRENCY LIABILITIES	34,697,612	80	30,517,489	82
s53	MEXICAN PESOS LIABILITIES	8,733,468	20	6,820,365	18

s26	OTHER CURRENT LIABITIES	30,294,972	100	21,776,722	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,094,222	4	0	0
s89	INTEREST LIABILITIES	274,412	1	236,607	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	27,404,033	90	20,322,042	93
s105	BENEFITS FOR EMPLOYEES	1,522,305	5	1,218,073	6

s27	LONG-TERM LIABILITIES	21,310,434	100	10,894,623	100
s59	FOREIGN CURRENCY LIABILITIES	11,310,434	53	10,894,623	100
s60	MEXICAN PESOS LIABILITIES	10,000,000	47	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	10,074,251	100	4,537,759	100
s66	DEFERRED TAXES	7,374,225	73	2,246,899	50
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,700,026	27	2,290,860	50
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,977,642	100	17,429,100	100
s37	CAPITAL STOCK (NOMINAL)	147,401	1	149,927	1
s38	RESTATEMENT OF CAPITAL STOCK	16,830,241	99	17,279,173	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	20,320,109	101	8,832,992	100
s93	LEGAL RESERVE	276,774	1	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,938,834	54	3,297,516	37
s45	NET INCOME FOR THE YEAR	9,104,501	45	5,535,476	63

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	20,400,517	100	13,752,090	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	20,400,517	100	15,928,901	116
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	(2,176,811)	(16)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(5,246,777)	(1,883,131)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	21,315	24,575
s76	WORKERS (*)	3,454	3,585
s77	OUTSTANDING SHARES (*)	18,014,351,560	18,323,039,060
s78	REPURCHASE OF OWN SHARER(*)	308,687,500	622,267,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R
		Amount	%	Amount	%
r01	OPERATING REVENUES	92,540,085	100	76,004,741	100
r02	COST OF SALES AND SERVICES	59,947,320	65	47,940,406	63
r03	GROSS INCOME	32,592,765	35	28,064,335	37
r04	OPERATING EXPENSES	21,540,979	23	19,141,283	25
r05	OPERATING INCOME	11,051,786	12	8,923,052	12
r08	OTHER EXPENSES AND INCOMES (NET)	(47,972)	(0)	(102,434)	(0)
r06	COMPREHENSIVE FINANCING COST	1,092,169	1	(2,120,876)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	1,889,386	2	190,519	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	13,985,369	15	6,890,261	9
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,422,481	5	1,259,333	2
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	9,562,888	10	5,630,928	7
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	9,562,888	10	5,630,928	7
r19	NET INCOME OF NON-CONTROLLING INTEREST	458,387	0	95,452	0
r20	NET INCOME OF CONTROLLING INTEREST	9,104,501	10	5,535,476	7

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R
		Amount	%	Amount	%
r01	OPERATING REVENUES	92,540,085	100	76,004,741	100
r21	DOMESTIC	6,038,216	7	7,373,594	10
r22	FOREIGN	86,501,869	93	68,631,147	90
r23	TRANSLATION INTO DOLLARS (***)	6,364,046	7	5,069,407	7

r08	OTHER EXPENSES AND INCOMES (NET)	(47,972)	100	(102,434)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(3,117)	6	(46,700)	46
r34	EMPLOYEE PROFIT SHARING	45,685	(95)	54,707	(53)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(830)	2	1,027	(1)

r06	COMPREHENSIVE FINANCING COST	1,092,169	100	(2,120,876)	100
r24	INTEREST EXPENSE	2,365,641	217	1,508,463	(71)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,085,044	99	1,265,849	(60)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,372,766	217	(1,878,262)	89
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,422,481	100	1,259,333	100
r32	INCOME TAX	3,678,034	83	445,502	35
r33	DEFERRED INCOME TAX	744,447	17	813,831	65

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	92,540,085	76,004,741
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	92,540,085	76,004,741
r39	OPERATING INCOME (**)	11,051,786	8,923,052
r40	NET INCOME OF CONTROLLING INTEREST (**)	9,104,501	5,535,476
r41	NET INCOME (**)	9,562,888	5,630,928
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	9,406,928	7,247,610

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER01 TO DECEMBER 31, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
RT
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,722,594	100	19,471,847	100
rt02	COST OF SALES AND SERVICES	16,422,171	64	12,462,104	64
rt03	GROSS INCOME	9,300,423	36	7,009,743	36
rt04	OPERATING EXPENSES	6,263,186	24	5,010,344	26
rt05	OPERATING INCOME	3,037,237	12	1,999,399	10
rt08	OTHER EXPENSES AND INCOMES (NET)	22,371	0	21,531	0
rt06	COMPREHENSIVE FINANCING COST	(457,782)	(2)	(1,382,472)	(7)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	774,354	3	(246,964)	(1)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	3,376,180	13	391,494	2
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,291,575	5	(844,522)	(4)
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	2,084,605	8	1,236,016	6
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	2,084,605	8	1,236,016	6
rt19	NET INCOME OF NON-CONTROLLING INTEREST	105,038	0	(16,231)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	1,979,567	8	1,252,247	6

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
RT
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,722,594	100	19,471,847	100
rt21	DOMESTIC	1,045,018	4	1,723,237	9
rt22	FOREIGN	24,677,576	96	17,748,610	91
rt23	TRANSLATION INTO DOLLARS (***)	1,815,559	7	1,310,993	7

rt08	OTHER REVENUES AND (EXPENSES), NET	22,371	100	21,531	100
rt49	OTHER REVENUES AND (EXPENSES), NET	12,842	57	19,794	92
rt34	EMPLOYEE PROFIT SHARING	26,867	120	33,882	157
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(36,396)	(163)	(35,619)	(165)

rt06	COMPREHENSIVE FINANCING COST	(457,782)	100	(1,382,472)	100
rt24	INTEREST EXPENSE	699,718	(153)	561,302	(41)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	323,418	(71)	199,013	(14)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(81,482)	18	(1,020,183)	74
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,291,575	100	(844,522)	100
rt32	INCOME TAX	720,892	56	(272,247)	32
rt33	DEFERRED INCOME TAX	570,683	44	(572,275)	68

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,695,314	1,877,496

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
D
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.51		$0.30
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.51		$0.30
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.31		$4.25
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.17		$0.15
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.18	times	1.86	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	22.75	times	26.37	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	10.33		7.41
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.61		7.03
p03	NET INCOME TO TOTAL ASSETS ( **)	5.49		4.24
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.97		43.11
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.53	times	0.57	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.15	times	1.30	times
p08	INVENTORIES ROTATION (**)	88.70	times	24.25	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.00	days	68.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.96		5.89
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.92		39.71
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.75	times	0.66	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.50		78.48
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	26.60		18.58
p15	OPERATING INCOME TO INTEREST PAID	4.67	times	5.92	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.24	times	1.44	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.88	times	0.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.86	times	0.90	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.51	times	0.67	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.63		20.12
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	13,985,369	6,890,261
e02	+(-) ITEMS NOT REQUIRING CASH	(2,372,766)	3,337,858
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,636,902	8,777,086
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,365,641	1,508,463
e05	CASH FLOWS BEFORE INCOME TAX	23,615,146	20,513,668
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,596,736)	(9,519,394)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	20,018,410	10,994,274
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(19,023,145)	(18,889,204)
e09	FINANCING ACTIVITIES	995,265	(7,894,930)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	788,440	(1,862,298)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,783,705	(9,757,228)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	1,404,944	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	7,510,575	17,267,803
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	10,699,224	7,510,575

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	(2,372,766)	3,337,858
e15	+ESTIMATES FOR THE PERIOD	0	2,702,855
e16	+PROVISIONS FOR THE PERIOD	0	418,594
e17	+(-) OTHER UNREALIZED ITEMS	(2,372,766)	216,409

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,636,902	8,777,086
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	11,526,288	8,967,605
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(1,889,386)	(190,519)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,365,641	1,508,463
e25	+ACCRUED INTERESTS	2,365,641	1,508,463
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,596,736)	(9,519,394)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	84,757	(4,351,954)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	1,006,697	(721,979)
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	1,752,690	(895,893)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(569,880)	1,191,519
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,435,975)	(2,366,460)
e32	+(-) INCOME TAXES PAID OR RETURNED	(3,435,025)	(2,374,627)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(19,023,145)	(18,889,204)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(15,818,370)	(18,072,000)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(2,369,349)	(817,204)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(835,426)	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	788,440	(1,862,298)
e45	+ BANK FINANCING	6,611,428	12,629,467
e46	+ STOCK MARKET FINANCING	21,030,000	0
e47	+ OTHER FINANCING	227,643	308,627
e48	(-) BANK FINANCING AMORTIZATION	(9,772,907)	(6,488,279)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(10,130,000)	0
e50	(-) OTHER FINANCING AMORTIZATION	(261,083)	(95,665)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(3,021,955)	(2,937,285)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,976,135)	(1,033,861)
e56	+ REPURCHASE OF SHARES	(2,489,900)	(4,245,302)
e57	+(-) OTHER ITEMS	571,349	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Fourth quarter 2009

Consolidated relevant figures

➢      Fourth quarter 2009 consolidated revenues were the equivalent of 25.722 billion pesos, a 32.1% increase compared with the same period a year earlier and a 5.4% increase compared with the previous quarter. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 7.2% in Brazil, 12.8% in Colombia, 14.2% in Argentina, 24.9% in Chile and 5.3% in Peru.

➢      At the end of the quarter, there were 18.5 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 21.8% increase compared with the end of 2008, and a 2.4% increase with respect to the previous quarter.

➢      In particular, our operations in Brazil accounted for 14.5 million RGUs, representing a 22.7% increase compared with the end of the fourth quarter 2008 and a 2.1% increase compared with the third quarter 2009. Colombia ended the fourth quarter of 2009 with 2.7 million RGUs, representing a 6.2% increase compared with December 2008 and 0.6% with respect to the third quarter of 2009. The rest of the countries closed the fourth quarter of 2009 with a 63.4% increase in RGUs compared with the year-end 2008 and a 10.9% increase compared with the previous quarter.

➢      Consolidated EBITDA(1) for the quarter totaled 6.371 billion pesos, a 47.3% increase compared with the same period of the previous year and a 1.4% increase compared with the previous quarter. Based on local accounting principles and exchange rates of each country, EBITDA increases were 20.8% in Brazil, 186.0% in Colombia, 394.3% in Argentina, 146.6% in Chile and 89.4% in Peru.

➢      Fourth quarter 2009 operating income totaled 3.037 billion pesos, a 51.9% increase compared with the same period of the previous year.

➢      Fourth quarter 2009 consolidated majority net income was 1.980 billion pesos, a 58.1% increase compared with the year-earlier period.

➢      Fourth quarter 2009 EBITDA and operating income margins were up 24.8% and 11.8% respectively, compared with 22.2% and 10.3% for the same period a year earlier.

➢      At the end of 2009, revenues totaled 92.540 billion pesos and EBITDA equaled 22.578 billion pesos, representing a 21.8% and 26.2% increase compared with the year-end 2008, respectively. Majority net income was 9.105 billion pesos, or a 64.5% increase compared with the end of the fourth quarter of 2008.

➢      At the end of 2009, total consolidated debt was the equivalent of 2.602 billion dollars. Of total debt, 37% was dollar denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt. Net debt (3) was the equivalent of 1.783 billion dollars.

➢      On December 4th, 2009, Telmex Internacional S.A.B. de C.V. issued its second Domestic Senior Notes in Mexico as authorized by the CNVB (Comisión Nacional Bancaria y de Valores) through the company’s debt program for an amount equal to 5 billion pesos. The maturity of these Domestic Senior Notes is 5 years, and the interest rate is 28-day TIIE (Mexican interbank equilibrium interest rate) plus 150 basis points. Interest payments are made every 28 days. The national rating for this issue given by Standard and Poor’s and Fitch were “mxAA” and  “AA”, respectively.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

Relevant announcement

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced its intention to launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by América Móvil. The exchange ratio will be 2.0474 to 1, so that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each Telecom share.

If Telecom´s shareholders tender all of their shares, América Móvil would beneficially own 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).

América Móvil also announced that it will launch an exchange offer or purchase of all of the Telmex Internacional’s shares that are not owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of América Móvil per each Telmex Internacional’s share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, after completion of the aforementioned processes, a sufficient number of shares are obtained, América Móvil has the intention to delist both Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

The tender offers are subject to several relevant authorizations.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues: For the quarter, consolidated revenues totaled 25.722 billion pesos, an increase of 32.1% compared with the same period of the previous year and a 5.4% increase compared with the previous quarter. These results reflect increases of a 52.4% in local services revenues, 49.0% in Internet access revenues, 39.5% in corporate network revenues, 67.5% in pay TV revenues, and 30.3% in domestic long distance revenues as well as 6.6% in international long distance revenues.

Costs and Expenses: Fourth quarter, cost and expenses totaled 22.685 billion pesos, a 29.8% increase compared with the same period last year. This increase can be explained as follows: a gain in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in interconnection costs for mobile termination as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: For the October-December 2009 period, EBITDA (1) totaled 6.371 billion pesos, a 47.3% increase compared with the same period a year earlier and a 1.4% increase compared with the previous quarter, with margin of 24.8%. Operating income totaled 3.037 billion pesos with a margin of 11.8%.

Financing cost: Fourth quarter financing cost was 458 million pesos, or a 66.9% decrease compared with the year-ago quarter, resulting from a diminishing exchange rate loss.

Majority net income: For the October-December 2009 period, majority net income totaled 1.980 billion pesos, a 58.1% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents, a 57.1% increase compared with the year-ago period. Earnings per ADR (2) were 17 U.S. cents, a 70.0% increase compared with the same period in 2008.

Investments: For the twelve months, accumulated investments totaled the equivalent of 1.1638 billion dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the quarter, 562.8 million pesos were used to repurchase 56.6 million shares of the Company.

Debt: At the end of 2009, total debt was the equivalent of 2.602 billion dollars of which 37% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, as of December 31, 2009, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.783 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Local	Ps.	4,452	Ps.	2,921	52.4	Ps.	15,255	Ps.	10,594	44.0
Domestic long distance		8,929		6,854	30.3		31,514		28,299	11.4
International long distance		888		833	6.6		3,362		3,294	2.1
Corporate networks		6,120		4,386	39.5		21,744		16,757	29.8
Internet		2,267		1,521	49.0		8,018		5,496	45.9
Cable TV		1,623		969	67.5		5,355		3,203	67.2
Others		1,443		1,988	(27.4)		7,292		8,362	(12.8)
Total		25,722		19,472	32.1		92,540		76,005	21.8

Costs and Expenses
Cost of sales and services		4,381		3,235	35.4		15,695		12,048	30.3
Commercial, administrative and general		6,264		5,010	25.0		21,541		19,141	12.5
Transport and interconnection		8,706		6,901	26.2		32,726		26,925	21.5
Depreciation and amortization		3,334		2,327	43.3		11,526		8,968	28.5
Total		22,685		17,473	29.8		81,488		67,082	21.5

Operating income		3,037		1,999	51.9		11,052		8,923	23.9

Other (revenues) and expenses, net		(23)		(22.00)	4.5		48		103.00	(53.4)

Financing cost
Net interest		376		362	3.9		1,281		243	427.2
Exchange loss (gain), net		82		1,020	(92.0)		(2,373)		1,878	NA
Total		458		1,382	(66.9)		(1,092)		2,121	NA

Equity in results of affiliates		774		(247)	NA		1,889		191	889.0

Income before income tax		3,376		392	761.2		13,985		6,890	103.0

Income tax		1,291		(844)	NA		4,422		1,259	251.2

Income before equity in minority interest		2,085		1,236	68.7		9,563		5,631	69.8

Minority interest		(105)		16	NA		(458)		(96)	377.1

Majority net income	Ps.	1,980	Ps.	1,252	58.1	Ps.	9,105	Ps.	5,535	64.5

EBITDA (1)	Ps.	6,371	Ps.	4,326	47.3	Ps.	22,578	Ps.	17,891	26.2

EBITDA margin (%)		24.8		22.2	2.6		24.4		23.5	0.9
Operating margin (%)		11.8		10.3	1.5		11.9		11.7	0.2

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		December 31,		December 31,
		2009		2008
Assets
Cash and short-term investments	Ps.	10,699	Ps.	7,511
Other current assets		27,485		27,369
Plant, property and equipment, net		80,124		58,479
Other assets		28,247		15,965
Goodwill		21,647		16,486
Deferred taxes		6,098		5,704

Total assets	Ps.	174,300	Ps.	131,514

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	12,667	Ps.	14,728
Other current liabilities		30,764		23,481
Long-term debt		21,310		10,895
Employee benefits		2,700		2,285
Deferred taxes		7,374		-

Total liabilities		74,815		51,389
Stockholders' equity
Majority stockholders' equity		95,736		77,796
Minority interest		3,749		2,329
Total stockholders’ equity		99,485		80,125
Total liabilities and stockholders’ equity	Ps.	174,300	Ps.	131,514

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex International.

Brazil

For the fourth quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and data services have increased by 21.7% and 13.2% respectively, compared with the same period a year earlier. This growth has allowed the company to reduce its dependency on long distance revenues given that now 54.1% of total revenues originate from the following services: local access, data, television Via Embratel, and other services.

Local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology (CDMA), coaxial cable (HFC), WiMax (3.5Gbps) and ADSL. Similarly, data services have also increased as a result of service integration strategies.

At the end of 2009, Net Serviços offered the Net Fone service to 2.6 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.8 million home passed and is 79% bidirectional. This network covers approximately 3.7 million pay TV customers and has 2.9 million local and broadband access customers.

Revenues:  For the quarter, revenues totaled 2.767 billion reais, a 7.2% increase compared with the same quarter a year earlier.

➢      Local:  Revenues totaled 579 million reais, a 21.7% increase compared with the year-earlier period due to a 20.5% increase in the number of lines in service.

➢      Corporate networks and Internet: Revenues generated by data and Internet access services totaled 781 million reais, a 13.2% increase compared with the year-earlier period. This improvement in part was due to the increase in services for corporate data networks.

➢      Domestic long distance: Revenues totaled 1.167 billion reais, a 2.3% increase compared with the same period of the previous year, partly resulting from an increase in mobile originated traffic.

➢      International long distance: Revenues totaled 103 million reais, a 19% decrease compared with the same period a year earlier. This effect was mostly due to a decrease in incoming traffic revenue which was affected by the reais appreciation against the US dollar. Incoming traffic revenue went up 4.8% compared with the third quarter of 2009, primarily as a result of the residential market.

➢      Satellite pay TV: The service Via Embratel, which was launched on December 1st 2008, reached 48 million reais in sales and 382,321 services at the end of the fourth quarter of 2009.

Costs and expenses: For the quarter, costs and expenses totaled 2.353 billion reais, a 4.1% increase compared with the same period a year earlier. Contributing factors included higher costs associated with originating mobile traffic, reflecting a rate increase adjustment for the mobile network that took effect in January 2009.

➢      Cost of sales and services: Cost of sales and services totaled 345 million reais, a 10.6% increase compared with the same period in 2008. This increase was due to costs associated with the growth of local service and data businesses.

➢      Commercial, administrative and general expenses: These expenses totaled 554 million reais, a 2.7 % increase compared with the year-ago period.

➢      Transport and interconnection: These costs totaled 1.106 billion reais, an increase of 0.6% compared with the same period in 2008, reflecting among other things an increase in the termination of mobile traffic and a rate increase adjustment for the mobile network that took effect in January 2009 among other factors.

➢      Depreciation and amortization: These expenses totaled 347 million reais, an increase of 12.6% compared with the year-earlier period.

EBITDA (1) and operating income: Fourth quarter EBITDA (1) totaled 762 million reais, an increase of 20.8% compared with the year-earlier period, producing a margin of 27.5%. Operating income totaled 527 million reais, producing an operating margin of 19%.

Colombia

Colombia’s network currently has 4.9 million home passed, of which 59% are bidirectional. At the end of the fourth quarter 2009, 2.7 million accesses (RGUs) were in effect, a 6.2% increase compared with the year-end 2008. In particular, growth occurred in broadband access and voice up 28.6% and 34.3%, respectively.

In 2009, initiatives in the corporate segments focused on growing the number of services per client in the corporate segment and increasing small and medium-sized business customers (SME) through offerings of data services, Internet and telephony. The number of services in these product lines increased 4.2% in data services, 22.0% in Internet services and 45.1% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of services in Internet and telephone lines.

For the period October-December 2009, revenues totaled 305.252 billion Colombian pesos, a 12.8% increase with respect to the same period of the prior year. The increase was mainly due to growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the pay TV company customers.

Fourth quarter total costs and expenses totaled 292.308 billion Colombian pesos, a decrease of 0.8% compared with the same period last year. This decrease is primarily due to lower content and leasing costs that resulted from unifying and reducing the number of sites. EBITDA (1) totaled 78.702 billion Colombian pesos, an increase of 186.0% compared with the same period of the previous year. The EBITDA margin was 25.8%, an increase of 15 percentage points compared with the year-earlier period. Operating income was 12.944 billion Colombian pesos.

Chile

At the end of 2009, RGUs totaled 661,000, a 54% increase compared with the year-end 2008.

Fourth quarter revenues totaled 40.636 billion Chilean pesos, a 24.9% increase compared with the same period of 2008. The gains reflected revenue growth generated from pay TV services which increased 5.378 billion Chilean pesos or 46.5% compared with the same period a year ago. Revenues from Internet services increased 70.3%, primarily due to residential market growth. Voice services increased 7.7% primarily due to a 19.4% increase in local services that follows the residential market growth. Corporate network services increased 5.9%.

Fourth quarter costs and expenses totaled 42.604 billion Chilean pesos, 15.2% more than the corresponding year-earlier period. The increase was primarily due to the higher cost of sales and services, which rose 64.6%. This increase was mostly due to higher network maintenance and customer costs, following the continued growth of networks capable of delivering triple play and to new customers that adopted this offer, as well as traditional services. Commercial, administrative and general costs increased 10.9% due to increased new customer acquisition costs in the residential market as well as higher provisions for bad accounts in this market. EBITDA (1) totaled 6.938 billion Chilean pesos, a 146.6% increase compared with the same period of the previous year, generating a margin of 17.1%. The operations from October to December 2009 generated an operating loss of 1.968 billion Chilean pesos.

Peru

At the end of 2009, RGUs grew by 74.2% compared with the year-end 2008, reaching a total of 300,000 accesses..

Fourth quarter revenues reached 103.6 million New Soles, a 5.3% increase compared with the same period a year earlier. The increase was due to a 13.3% growth in revenues from the data business. Revenues from the long distance voice business increased by 59.5% compared with the year ago period. Video revenues increased by 67.9%.

On the other hand, cost and expenses decreased by 6.1% compared with the year-earlier quarter. Factors contributing to this decrease were an 8.5% decrease in interconnections and transport costs and a 7.2% decrease in commercial, administrative and general expenses associated with lower media advertising costs. EBITDA (1) totaled 19.7 million New Soles for the period, an 89.4% increase compared with the same period a year ago. The corresponding margin was 19.0%.

Argentina

Fourth quarter revenues totaled 168.5 million Argentinean pesos, a 14.2% increase compared with the year-earlier quarter.

In 2009, the strategy in the corporate market was to grow services with existing customers, therefore increasing our value-added services base through strategic alliances with different companies. The strategy for the SME segment focused on promoting continuous growth through a modular offer which includes Internet and telephone lines.

In the fourth quarter of 2009, operating costs and expenses totaled 163.5 million Argentinean pesos, a 4.2% decrease compared with the year-earlier period. The primary contributor was a 17.2% reduction in interconnection and transport costs directly related to lower interconnection minute sales. This effect was in part offset by a 3.3% increase in sales and services costs associated to network maintenance. EBITDA (1) was 34.6 million Argentinean pesos, a 394.3% increase compared with the same period of 2008. The corresponding margin was 20.5%. Operating income was 5.0 million Argentinean pesos.

Yellow Pages

The Yellow Pages business is present in 5 countries, where a total of 181 directories are published. Of these, 127 directories are in Mexico with presence in all of the states and Mexico City, 48 directories are in 31 states of the United States with particular focus to Hispanic speaking markets, 2 directories are in Peru in the city of Lima, and 2 directories are in Argentina in the City of Buenos Aires. In Colombia, operations began in 2009 with 2 directories in the City of Cali.

In the fourth quarter of 2009, consolidated revenues from this business totaled 985 million pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of December 31, 2009, this item rose to Ps. 27,404,033 and is comprised as follows:

2009

Accounts payable $ 15,406,437

Other accrued liabilities 2,511,672

Deferred credits 9,485,924

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through December 31, 2009, the Company acquired 303.4 million L shares for Ps. 2,448,413 and 5.3 million A shares for Ps. 41,487.

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2008 financial statements have been reclassified to conform its presentation with the one used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	26,366,915	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Telmex Chile Holding S.A.	Intermediate holding company in Chile	330,461,011,301	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,739,258	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,001,760,710,229	98.01
Telmex Colombia S. A. (before Telmex Hogar, S.A.)	Provider of telecommunications services to corporate customers in Colombia	39,398,789	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,745,851	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	9,230,876	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	120,229	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.67 (*)	5,651,398	9,320,380
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	152,096
Others					44,527

TOTAL INVESTMENT IN ASSOCIATES				5,899,258	9,517,003
OTHER PERMANENT INVESTMENTS					2,243
T O T A L				5,899,258	9,519,246

---

 The 34.67% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at December 31, 2009 is 35.38%.

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.28								1,119,317	1,119,317	559,659	0	0
CAF Santander (2)	Y	07/07/2006	05/07/2011	1.52								684,276	684,276	0	0	0
EDC (2)	Y	21/11/2006	14/11/2011	1.33								326,468	326,468	0	0	0
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01								680,217	680,217	680,218	501,636	0
Eximbank (3)	Y	25/11/2002	21/05/2010	6.64								43,711	0	0	0	0
BNP Paribas (2)	Y	13/08/2003	28/11/2013	1.38								23,244	23,244	23,244	23,244	0
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	24/09/2012	1.61								108,823	108,823	108,823	0	0
Banco IBM (3)	Y	15/12/2006	17/12/2012	6.50								97,940	97,940	97,940	0	0
Banco IBM (4)	Y	29/09/2009	29/09/2015	9.85								145,837	145,837	145,837	145,837	291,675
Societe Generale (2)	Y	04/11/2005	25/10/2010	1.78								186,553	0	0	0	0
Societe Generale (3)	Y	03/03/2003	30/08/2010	6.56								56,285	0	0	0	0
Nordic (2)	Y	24/04/2006	11/03/2014	3.00								163,234	909,446	909,446	827,828	373,106
Others (4)	Y	08/01/2009	04/01/2010	10.19								1,312,470	0	0	0	0
Others (6)	Y	22/04/2005	14/11/2012	10.50								15,742	187,496	171,871	0	0
Others (3)	Y	29/07/2009	07/11/2014	4.57								132,823	132,823	132,823	132,823	132,823
Others (3)	Y	04/11/2009	16/10/2014	4.50								11,594	42,191	67,572	67,572	48,571
Chile:
Others (3)	Y	31/05/2001	10/06/2016	4.02								264,945	419,218	59,775	1,388	3,926
Others (3)	Y	01/12/2006	21/10/2014	4.54								56,546	56,977	45,594	21,042	4,677
Others leasing (3)	Y	01/12/1999	01/07/2027	8.79								35,523	13,859	15,068	16,383	122,881
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	8.10								172,033	68,654	68,654	51,490	0
others leasing (5)	Y	01/04/2006	01/08/2014	9.12								60,080	65,212	73,503	79,065	37,311
Argentina:
Others (3)	Y	05/10/2006	17/06/2011	2.56								27,754	7,311	0	0	0
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.01								10,194	43,184	0	0	0
Others (3)	Y	22/06/2009	11/11/2013	3.32								501,807	11,067	11,067	11,067	0
Others (3)	Y	01/07/2007	11/10/2014	4.50								29,850	30,958	32,942	26,656	10,879
México:
Bancomer	N/A	16/12/2009	15/01/2010	5.69		400,000
Banamex	N/A	17/12/2009	19/01/2010	5.76		1,000,000

OTHER
TOTAL BANKS					0	1,400,000	0	0	0	0	0	6,267,266	5,174,518	3,204,036	1,906,031	1,025,849

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (3)	N/A	11/12/2009	20/01/2010	5.00		5,000,000
Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.27				5,000,000
Stock certificates (7)	N/A	04/12/2009	27/11/2014	6.42						5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	5,000,000	0	5,000,000	0	5,000,000	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				8,852,951						21,442,021
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					8,852,951	0	0	0	0	0	21,442,021	0	0	0	0	0

TOTAL					8,852,951	6,400,000	0	5,000,000	0	5,000,000	21,442,021	6,267,266	5,174,518	3,204,036	1,906,031	1025849

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin

  Libor 6 months plus margin

  Fixed Rate

  CDI Rate*

  DTF Rate**

  TJLP Rate***

  TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.2506 at December 31, 2009

- Libor at 6 months in US dollars is equivalent to 0.4297 at December 31, 2009

- CDI rate* is equivalent to 8.5500 at December 31, 2009

- DTF rate** is equivalent to 4.1100 at December 31, 2009

- TJLP rate*** is equivalent to 6.0000 at December 31, 2009

- TIIE rate*** is equivalent to 4.9150 at December 31, 2009

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	965,917	13.0587

E.- Liabilities in other foreign currency are equivalent to Ps. 21,364,079 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	193,832	2,531,197	3,291,358	42,980,861	45,512,058

LIABILITIES	1,165,389	15,218,469	2,571,439	33,579,658	48,798,127
SHORT-TERM LIABILITIES	483,883	6,318,884	2,173,166	28,378,728	34,697,612
LONG-TERM LIABILITIES	681,506	8,899,585	398,273	5,200,930	14,100,515

NET BALANCE	(971,557)	(12,687,272)	719,919	9,401,203	(3,286,069)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.0587
EURO	18.8136
Argentinian Peso	3.4365
Colombian Peso	0.0064
Chilean Peso	0.0258
Peruvian Sol	4.517
Brazilian Real	7.4998

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2009, the Company has complied with such restrictive covenants.

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	4,930,218
OTHERS	0	1,107,998
FOREIGN SALES
LOCAL SERVICE	0	15,255,365
LONG DISTANCE SERVICES	0	34,876,488
INTERCONNECTION	0	1,252,956
CORPORATE NETWORKS	0	21,744,480
INTERNET	0	8,017,708
TV DE CABLE	0	5,354,872
TOTAL		92,540,085

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	15,255,365
LONG DISTANCE SERVICE	0	34,876,488
INTERCONNECTION	0	1,252,956
CORPORATE NETWORKS	0	21,744,480
INTERNET	0	8,017,708
OTHERS	0	5,354,872
TOTAL		86,501,869

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	394,126,591	0	0	394,126,591	3,225	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,505,628,887	0	0	9,505,628,887	77,779	0
TOTAL			18,014,351,560	0	8,114,596,082	9,899,755,478	147,401	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,014,351,560

NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 09 Oct-Dec	% of Advance	Amount used 2009	Budget 2009	% of Advance

LATINOAMERICA	2,069,479	30.1	8,120,485	6,885,038	117.9
EMBRATEL	2,023,909	26.0	7,697,885	7,797,248	98.7

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,093,388	27.9	15,818,370	14,682,286	107.7

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated  other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

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Complementary information to TELINT’s third quarter 2009 Report (ending on September 30, 2009) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated  January 20, 2009, both  issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s third quarter Report, at September 30, 2009, TELINT had a total debt equivalent to 31,446 million Mexican pesos, of which 14,230 million were denominated in US dollars and 17,216 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 592 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

(a)    With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ (28.11 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

 Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

For the three quarters of 2009, we have recognized an accumulated net loss of 1,307 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

TABLE I
Summary of Derivative Instruments In thousands, December 31 2009
Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous
Exchange rate hedges (principal & interest)
Cross Currency Swap	Hedge USD x CDI	USD 530,238	USD 665,938	CDI 8.55% Exchange rate 7.4998	CDI 8.59% Exchange rate 7.5947	MXN (1,103,884)	MXN (1,169,164)	12,6 months	N/A
Cross Currency Swap	Hedge CDI x USD	USD 2,155	USD 73,717	Exchange rate 7.4998 CDI 8.55%	Exchange rate 7.5947 CDI 8.59%	MXN 9,661	MXN 279,523	1,9 months	N/A
Total		528,083	592,221			(1,094,222)	(889,641)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Fourth Quarter 2009.